Adastra Holdings Ltd.

(formerly Phyto Extractions Inc.)

Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

Notice of Disclosure of Non-Auditor Review

Pursuant to subsection 4.3(3)(a) of National Instrument 51-102 - Continuous Disclosure Obligations, issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Adastra Holdings Ltd. (the "Company") for the interim period ended September 30, 2023 and 2022, have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board, and are the responsibility of the Company's management.

The Company's independent auditors have not performed a review of these condensed interim consolidated financial statements.

November 29, 2023

ADASTRA HOLDINGS LTD. Condensed Interim Consolidated Statements of Financial Position As at September 30, 2023 and December 31, 2022 (Unaudited - Expressed in Canadian dollars)

	Note	September 30, 2023	December 31, 2022
		$	$
ASSETS
Current assets
Cash		1,780,686	1,013,867
Amounts receivable	4	4,374,637	3,561,765
Prepaid expenses and deposits	5	463,193	414,212
Inventory	6	3,701,350	4,005,282
		10,319,866	8,995,126

Long-term deposits	5	512,000	512,000
Property and equipment	7	9,392,892	9,726,822
Intangible assets	8	2,827,958	3,133,808
Goodwill	9	9,436,189	9,436,189
Total assets		32,488,905	31,803,945

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10,15	11,831,647	8,545,048
Current portion of lease liability	11	16,155	17,640
Current portion of mortgage payable	12	-	3,507,389
Loan payable	13	66,365	314,555
Deferred revenue		-	275,575
		11,914,167	12,660,207

Deferred tax liability		768,000	808,000
Lease liability	11	91,941	45,948
Mortgage payable	12	3,479,284	-
Government loan		60,000	60,000
Total liabilities		16,313,392	13,574,155

SHAREHOLDERS' EQUITY
Share capital	14	29,964,446	29,964,446
Reserves	14	6,474,732	6,474,732
Deficit		(20,263,664)	(18,209,388)
Total shareholders' equity		16,175,514	18,229,790
Total liabilities and shareholders' equity		32,488,905	31,803,945

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 18)

Subsequent events (Notes 12 & 13)

Approved on behalf of the Board of Directors on November 29, 2023:

"Michael Forbes"	"Paul Morgan"
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ADASTRA HOLDINGS LTD.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
		$	$	$	$
Revenue		8,142,225	5,451,638	28,542,227	11,314,414
Excise taxes		(3,792,096)	(1,647,851)	(11,319,734)	(2,172,352)
Net revenue		4,350,129	3,803,787	17,222,493	9,142,062

Cost of sales	6,8	(2,125,784)	(2,168,330)	(10,758,365)	(5,584,825)
Gross profit		2,224,345	1,635,457	6,464,128	3,557,237

Operating expenses
Advertising and promotion		894,828	313,109	1,944,512	864,241
Data program expenses		435,558	462,650	1,007,321	828,370
Depreciation and amortization	7,8	140,010	148,112	399,504	444,420
Insurance		64,223	52,368	166,164	134,161
Office expenses		257,500	194,330	837,591	509,474
Professional fees and consulting	15	190,090	288,788	784,536	794,097
Repair and maintenance expenses		35,419	47,946	126,347	137,911
Share-based payments		-	138,713	-	138,713
Travel		49,635	44,019	107,363	106,370
Wages and salaries	15	539,242	368,979	1,479,035	1,041,554
Total operating expenses		2,606,505	2,059,014	6,852,373	4,999,311

Income (Loss) from operations		(382,160)	(423,557)	(388,245)	(1,442,074)

Other expense
Interest expense	11,12,13	(260,221)	(57,708)	(691,926)	(190,492)
Bad debt expense	4	(7,810)	-	(482,578)	-
Impairment of inventory	6	-	-	(482,103)	-

Loss before income taxes		(650,191)	(481,265)	(2,044,852)	(1,632,566)

Deferred income tax recovery		8,000	22,000	40,000	78,000
Income tax expense		-	-	(49,424)	(47,149)

Net loss and comprehensive loss		(642,191)	(459,265)	(2,054,276)	(1,601,715)

Net loss per share
Basic and diluted		(0.01)	(0.01)	(0.04)	(0.03)

Weighted average number of common shares outstanding
Basic and diluted		55,970,547	55,970,547	55,970,547	60,308,782

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ADASTRA HOLDINGS LTD. Condensed Interim Consolidated Statements of Cash Flows For the nine months ended September 30, 2023 and 2022 (Unaudited - Expressed in Canadian dollars, except number of shares)

	Nine months ended September 30,
	2023	2022
	$	$
Operating activities
Net loss and comprehensive loss for the period	(2,054,276)	(1,601,715)
Adjustments for non-cash items:
Depreciation and amortization	399,504	444,420
Depreciation - cost of sales	641,518	552,169
Interest expense	393,810	190,492
Deferred income tax recovery	(40,000)	(78,000)
Income tax expense	49,424	47,149
Impairment of inventory	482,103	-
Share-based payments	-	138,713
Bad debt expense	482,578	-

Net change in non-cash working capital items:
Amounts receivable	(1,295,450)	(2,657,498)
Prepaid expenses and deposits	(48,981)	(462,443)
Inventory	(178,171)	(6,735)
Accounts payable and accrued liabilities	3,679,034	3,540,236
Deferred revenue	(275,575)	-
Cash provided by operating activities	2,235,517	106,788

Investing activities
Purchases of property and equipment	(761,695)	(327,379)
Cash used in investing activities	(761,695)	(327,379)

Financing activities
Interest paid - mortgage	(291,273)	(170,625)
Interest paid - lease liability	(6,843)	(2,152)
Principal repaid - lease liability	(12,309)	(14,392)
Repayment of loans payable	(361,578)	-
Mortgage renewal fee	(35,000)	-
Cash used in financing activities	(707,003)	(187,169)

Net increase (decrease) in cash	766,819	(407,760)
Cash, beginning of period	1,013,867	744,541
Cash, end of period	1,780,686	336,781

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ADASTRA HOLDINGS LTD. Condensed Interim Consolidated Statements of Changes in Shareholder’s Equity (Unaudited - Expressed in Canadian dollars, except number of shares)

	Common shares	Share capital	Shares to be cancelled	Reserves	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2021	65,970,547	41,964,446	(12,000,000)	6,336,019	(13,927,749)	22,372,716
Share returned to treasury	(10,000,000)	(12,000,000)	12,000,000	-	-	-
Loss for the period	-	-	-	-	(908,091)	(908,091)
Balance, September 30, 2022	55,970,547	29,964,446	-	6,336,019	(14,835,840)	21,464,625

Balance, December 31, 2022	55,970,547	29,964,446	-	6,474,732	(18,209,388)	18,229,790
Loss for the period	-	-	-	-	(2,054,276)	(2,054,276)
Balance, September 30, 2023	55,970,547	29,964,446	-	6,474,732	(20,263,664)	16,175,514

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ADASTRA HOLDINGS LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

Adastra Holdings Ltd. (the "Company") was incorporated under the laws of the province of British Columbia on October 14, 1987. The Company extracts and processes cannabis for sale to the recreational and medical markets in Canada. The Company is listed on the Canadian Securities Exchange ("CSE") under the symbol "XTRX". The Company's head office is located at 5451 275th Street, Langley City, British Columbia, V4W 3X8 and its registered and records office is located at 2200-885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

On August 10, 2021, the Company completed the acquisition of all of the issued and outstanding shares of 1225140 B.C. Ltd., doing business as PerceiveMD ("PerceiveMD") from the shareholders of PerceiveMD, pursuant to the terms of a share purchase agreement dated August 10, 2021.

On September 15, 2021, the Company completed the acquisition of privately held 1204581 B.C. Ltd., doing business as Phyto Extractions ("Phyto BrandCo"), the owner of the intellectual property rights for the Phyto Extractions brand.

These condensed interim consolidated financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue in existence. The Company's ability to continue as a going concern is dependent on its ability to generate positive cash flows from operations, complete additional financings, and/or extend or modify its mortgage payable (Note 12).

As at September 30, 2023, the Company had a working capital deficiency of $1,594,300 (December 31, 2022 - $3,665,081). During the nine months ended September 30, 2023, the Company incurred a net loss and comprehensive loss of $2,054,276 (2022 - $1,142,450). These events and conditions indicate a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. If the going concern assumption were not appropriate for these condensed interim financial statements, it could be necessary to restate the Company's assets and liabilities on a liquidation basis.

NOTE 2 - BASIS OF PRESENTATION

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). As such, these condensed interim consolidated financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company's audited annual consolidated financial statements for the years ended December 31, 2022, 2021, and 2020.

These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue on November 29, 2023.

(b) Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for those financial instruments which have been classified at fair value through profit or loss. In addition, except for cash flow information, these condensed interim consolidated financial statements have been prepared using the accrual method of accounting.

All amounts in these condensed interim consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company and its subsidiaries.

ADASTRA HOLDINGS LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 2 - BASIS OF PRESENTATION (continued)

(c) Principles of consolidation

These condensed interim consolidated financial statements include the financial information of the Company and entities controlled by the Company. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the condensed interim consolidated financial statements from the date control commences until the date control ceases. All intercompany transactions and balances are eliminated on consolidation. The accounting policies of subsidiaries are changed where necessary to align them with the policies adopted by the Company. These condensed interim consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

	Functional currency	Ownership percentage
Adastra Labs Holdings (2019) Ltd. (formerly Adastra Labs Holdings Ltd.)	CAD	100%
Adastra Labs Inc.	CAD	100%
1178562 B.C. Ltd.	CAD	100%
Adastra Brands Inc.	CAD	100%
Chemia Analytics Inc. ("Chemia")	CAD	100%
1225140 B.C. Ltd ("PerceiveMD")	CAD	100%
1204581 B.C. Ltd. ("Phyto BrandCo")	CAD	100%

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in note 3 of the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020.

The preparation of the condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses. Management continually evaluates these judgments, estimates and assumptions based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments which may cause a material adjustment to the carrying amounts of assets and liabilities. The Company's interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in Note 3 to the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020.

(a) Standards issued but not yet effective

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after October 1, 2023. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

ADASTRA HOLDINGS LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 4 - AMOUNTS RECEIVABLE

As at September 30, 2023 and December 31, 2022, amounts receivables consisted of the following:

	September 30, 2023	December 31, 2022
	$	$
Trade receivables, net of expected credit losses	4,374,637	3,561,765
	4,374,637	3,561,765

During the nine months ended September 30, 2023, the Company recorded a bad debt expense of $482,578 (2022 - $nil) related to a provision for expected credit losses against trade receivables.

NOTE 5 - PREPAID EXPENSES AND DEPOSITS

As at September 30, 2023 and December 31, 2022, prepaid expenses and deposits consisted of the following:

	September 30, 2023	December 31, 2022
	$	$
Prepaid expenses	150,731	379,456
Deposits	312,462	34,756
	463,193	414,212

As at September 30, 2023, deposits of $312,462 (December 31, 2022 - $34,756), consist of security deposits, deposits for inventory ordered and deposits for equipment that has been ordered.

Long-term deposits of $512,000 (December 31, 2022 - $512,000) consist of deposits held in trust for excise bond and other deposits.

NOTE 6 - INVENTORY

As at September 30, 2023 and December 31, 2022, inventory consisted of the following:

	September 30, 2023	December 31, 2022
	$	$
Dried cannabis, terpenes and solvents	331,737	262,517
Packaging	1,000,963	446,994
Production work in process	1,547,908	1,616,623
Finished goods	820,742	1,679,148
	3,701,350	4,005,282

Inventory expensed to cost of sales during the nine months ended September 30, 2023 was $9,119,784 (2022 - $5,032,656).

During the nine months ended September 30, 2023, the Company recognized $482,103 (2022 - $nil) in relation to the write down of slow-moving inventory.

ADASTRA HOLDINGS LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 7 - PROPERTY AND EQUIPMENT

The following table summarizes the continuity of property and equipment as at September 30, 2023 and December 31, 2022:

	Land	Building	Furniture and equipment	Computer software	Laboratory equipment	Extraction equipment	Building improvements	Right-of- use asset	Total
	$	$	$	$	$	$	$	$	$
Cost
Balance, December 31, 2021	1,592,232	1,999,328	157,784	12,105	469,215	3,253,988	3,928,281	40,376	11,453,309
Additions	-	-	21,361	-	772,956	45,652	30,127	49,968	920,064
Balance, December 31, 2022	1,592,232	1,999,328	179,145	12,105	1,242,171	3,299,640	3,958,408	90,344	12,373,373
Additions	-	-	154,545	-	89,481	74,811	-	82,333	401,170
Disposal	-	-	-	-	-	-	-	(40,376)	(40,376)
Balance, September 30, 2023	1,592,232	1,999,328	333,690	12,105	1,331,652	3,374,451	3,958,408	132,301	12,734,167

Accumulated depreciation
Balance, December 31, 2021	-	316,479	40,024	3,872	98,189	873,897	342,517	3,365	1,678,343
Depreciation	-	99,967	27,326	1,649	144,721	480,881	197,539	16,125	968,208
Balance, December 31, 2022	-	416,446	67,350	5,521	242,910	1,354,778	540,056	19,490	2,646,551
Depreciation	-	74,973	32,739	987	147,389	296,267	148,443	17,479	718,277
Disposal	-	-	-	-	-	-	-	(23,553)	(23,553)
Balance, September 30, 2023	-	491,419	100,089	6,508	390,299	1,651,045	688,499	13,416	3,341,275

Carrying value
Balance, December 31, 2022	1,592,232	1,582,882	111,795	6,584	999,261	1,944,862	3,418,352	70,854	9,726,822
Balance, September 30, 2023	1,592,232	1,507,909	233,601	5,927	941,353	1,723,406	3,269,909	118,885	9,392,892

During the nine months ended September 30, 2023, the Company allocated $641,518 (2022 - $552,169) of depreciation to the production of inventory and $93,654 (2022 - $138,570) to operating expenses.

ADASTRA HOLDINGS LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 8 - INTANGIBLE ASSETS

The following table summarizes the continuity of intangible assets as at September 30, 2023 and December 31, 2022:

	Trademarks	Patient relationships	Total
	$	$	$
Cost
Balance, December 31, 2022 and 2021	3,250,000	414,000	3,664,000
Additions	-	-	-
Balance, September 30, 2023	3,250,000	414,000	3,664,000

Accumulated depreciation
Balance, December 31, 2021	94,792	27,600	122,392
Amortization	325,000	82,800	407,800
Balance, December 31, 2022	419,792	110,400	530,192
Amortization	243,750	62,100	305,850
Balance, September 30, 2023	663,542	172,500	836,042

Carrying value
Balance, December 31, 2022	2,830,208	303,600	3,133,808
Balance, September 30, 2023	2,586,458	241,500	2,827,958

Trademarks

During the year ended December 31, 2021, the Company acquired a total of $3,250,000 in Trademarks. These Trademarks have a useful life of 10 years and are measured at cost less accumulated amortization and impairment losses. These Trademarks are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

On October 3, 2022, the Company terminated the license agreement with the previous Trademark licensee who had sole use of the Trademarks acquired pursuant to the Phyto BrandCo acquisition. As a result, the Company now retains all rights to the Trademarks and will begin selling the related cannabis consumer packaged goods directly to provincial distributors and retailers. During the year ended December 31, 2022, the Company recorded a $1,542,492 loss on the termination of the license agreement.

Patient Relationships

During the year ended December 31, 2021, the Company acquired a total of $414,000 in Patient Relationships. These relationships have a useful life of 5 years and are measured at cost less accumulated amortization and impairment losses. These relationships are amortized on a straight-line basis over their estimated useful lives. Useful lives, residual values, and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

NOTE 9 - GOODWILL

The following table summarizes the continuity of goodwill for the nine months ended September 30, 2023 and the year ended December 31, 2022:

	September 30, 2023	December 31, 2022
	$	$
Opening balance	9,436,189	11,108,422
Impairment - PerceiveMD	-	(1,672,233)
Closing balance	9,436,189	9,436,189

ADASTRA HOLDINGS LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 10 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at September 30, 2023 and December 31, 2022, accounts payable and accrued liabilities consisted of the following:

	September 30, 2023	December 31, 2022
	$	$
Accounts payable	2,055,928	2,992,928
Accrued liabilities	279,751	549,747
Excise tax payable	8,934,120	4,153,096
Income tax payable	139,082	89,658
Sales tax payable	489,130	759,619
	11,898,011	8,545,048

NOTE 11 - LEASE LIABILITY

A summary of the Company's lease liabilities for the nine months ended September 30, 2023 and the year ended December 31, 2022 is as follows:

	September 30, 2023	December 31, 2022
	$	$
Opening balance	63,588	32,155
Additions - equipment	82,333	49,968
Disposal	(25,516)	-
Interest	6,843	3,810
Repayments	(19,152)	(22,345)
Closing balance	108,096	63,588
Less: current portion	(16,155)	(17,640)
Long-term portion	91,941	45,948

On October 15, 2020, prior to being acquired by the Company, Phyto BrandCo entered into a four-year lease agreement for a promotional vehicle. The base monthly payment is $1,119 with an initial payment of $9,732. The incremental borrowing rate used to discount the lease liability was 10%. During the nine months ended September 30, 2023, the vehicle was traded in for another promotional vehicle and the remaining lease liability of $25,516 was removed.

On August 15, 2022, the Company entered into a five-year lease agreement for a forklift. The base monthly payment is $815 with an initial payment of $6,477. The incremental borrowing rate used to discount the lease liability was 10%.

On June 15, 2023, the Company entered into a four-year lease for a promotional vehicle. The base monthly payment is $1,188 with an initial payment of $9,806. The incremental borrowing rate used to discount the lease liability was 16%.

NOTE 12 - MORTGAGE PAYABLE

	Fourth Mortgage	Fifth Mortgage	Sixth Mortgage	Total
	$	$	$	$
Balance, December 31, 2021	3,501,554	-	-	3,501,554
New mortgage (refinancing)	(3,500,000)	3,500,000	-	-
Transaction costs	-	(35,000)	-	(35,000)
Finance expense	131,154	174,884	-	306,038
Repayments	(132,708)	(132,495)	-	(265,203)
Balance, December 31, 2022	-	3,507,389	-	3,507,389
New mortgage (refinancing)	-	(3,500,000)	3,500,000	-
Transaction costs	-	-	(35,000)	(35,000)
Finance expense	-	216,859	81,309	298,168
Repayments	-	(224,248)	(67,025)	(291,273)
Balance, September 30, 2023	-	-	3,479,284	3,479,284

ADASTRA HOLDINGS LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 12 - MORTGAGE PAYABLE (continued)

a) On July 9, 2021, the Company refinanced the third mortgage and increased the facility to $3,500,000 (the "Fourth Mortgage") which bears interest at the rate of 6.5% per annum, calculated monthly, for one year. The Forth Mortgage has a maturity date of July 1, 2022 and is secured by the mortgage property and building improvements.

The Fourth Mortgage payable was recorded at amortized cost (principal value less $42,778 transaction costs). The Company maintained minimum interest-only payments of $18,959 per month. On September 28, 2022, the Forth Mortgage was refinanced.

b) On September 28, 2022, the Company refinanced the Fourth Mortgage (the "Fifth Mortgage") which bears interest at the greater of 9.75% or the prime rate plus 4.30% per annum, calculated monthly, for one year. The Fifth Mortgage had a maturity date of November 1, 2023 and was secured by the mortgage property and building improvements.

The Fifth Mortgage payable was recorded at amortized cost (principal value less $35,000 transaction costs). The Company maintained minimum interest-only payments of $28,438 per month. On July 26, 2023, the Fourth Mortgage was refinanced.

c) On July 26, 2023, the Company refinanced the Fifth Mortgage (the "Sixth Mortgage") which bears interest at the greater of 11.49% or the prime rate plus 4.29% per annum, calculated monthly, for one year. The interest rate will increase to 15.99% or the prime rate plus 8.79% for the remainder of the term. The Sixth Mortgage has a maturity date of November 1, 2024 and is secured by the mortgage property and building improvements. The Sixth Mortgage payable was recorded at amortized cost (principal value less $35,000 transaction costs). At September 30, 2023, the carrying value of the Sixth Mortgage was $3,479,284 (December 31, 2022 - $nil).

At September 30, 2023, the Company maintained minimum interest-only payments of $33,513 per month. As at September 30, 2023, the total non-discounted remaining scheduled payments related to the mortgage including interest payments totaled $3,975,037 (December 31, 2022 - $3,822,505). Total interest expense during the nine months ended September 30, 2023 was $298,168 (2022 - $188,030).

NOTE 13 - LOAN PAYABLE

During the year ended December 31, 2022, the Company received a short-term loan of $300,000 with an interest rate of 1.5% per month. The loan is unsecured and is due on demand. Total interest expense related to the loan during the nine months ended September 30, 2023 was $47,023 (2022 - $nil). During the nine months ended September 30, 2023, the Company fully repaid the loan balance and accrued interest.

NOTE 14 - SHARE CAPITAL

(a) Authorized

Unlimited number of voting common shares without par value.

(b) Issued share capital

As at September 30, 2023, 55,970,547 common shares were issued and outstanding.

(c) Share issuances

During the nine months ended September 30, 2023, the Company had no share issuances.

During the year ended December 31, 2022, the Company had the following share transactions:

  On April 29, 2022, 10,000,000 common shares related to the amended agreement between the Company and former owners of Phyto BrandCo were returned to treasury and cancelled for no consideration.

ADASTRA HOLDINGS LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 14 - SHARE CAPITAL (continued)

(d) Escrow shares

The Company entered into an Escrow Agreement in connection with closing the Reverse takeover ("RTO") on December 20, 2019, in relation to certain of its common shares which were placed in escrow. Pursuant to the Escrow Agreement the escrowed common shares are subject to a timed-release schedule whereby a 10% portion of the escrow shares will be released beginning on listing date, and 15% every six months thereafter until January 6, 2023. As at September 30, 2023, no common shares were held in escrow (December 31, 2022 - 1,300,000).

(e) Stock options

The Company has an incentive stock option plan (the "Plan") which provides for the granting of options. Under the Plan the maximum number of stock options issued cannot exceed 10% of the Company's currently issued and outstanding common shares. Options granted under the Plan may have a maximum term of ten years. A participant, who is not a consultant conducting investor relations activities, who is granted an option that is exercisable at the market price at the date of grant, will have their options vest immediately, unless otherwise determined by the Board of Directors. Options granted at below market prices will vest one-sixth every three months.

Options belonging to a participant who is a consultant conducting investor relations activities who is granted an option under the Plan will become vested with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date. All options are to be settled by physical delivery of shares.

During the nine months ended September 30, 2023, the Company had no stock option grants.

During the year ended December 31, 2022, the Company had the following stock option grants:

  On August 19, 2022, the Company granted 300,000 stock options to a certain director for the purchase of up to 300,000 common shares at a price of $0.75 per share. Each stock option is exercisable for a period of five years. The fair value of these options was $138,713 ($0.46 per option) and was recognized as a share-based payment expense.

A summary of the changes in the Company's stock options outstanding and exercisable is as follows:

	Stock options outstanding and exercisable	Weight average exercise price
	#	$
As at December 31, 2021	3,715,001	1.45
Granted	300,000	0.75
Cancelled	(283,334)	1.51
Expired	(66,667)	1.35
As at December 31, 2022	3,665,000	1.40
Forfeited	(795,000)	1.47
As at September 30, 2023	2,870,000	1.38

As at September 30, 2023, the Company had stock options outstanding and exercisable as follows:

Expiry date	Options outstanding and exercisable	Weighted average exercise price	Weighted average remaining life
	#	$	Years
January 30, 2025	1,333,334	1.35	1.34
August 5, 2025	483,333	2.34	1.85
August 5, 2026	33,333	1.35	2.85
October 25, 2026	600,000	1.06	3.07
October 28, 2026	120,000	0.95	3.08
August 19, 2027	300,000	0.75	3.89
	2,870,000	1.38	2.14

ADASTRA HOLDINGS LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 14 - SHARE CAPITAL (continued)

(f) Warrants

As an incentive to complete a private placement the Company may issue units which include common shares and common share purchase warrants. Finders' warrants may be issued as a private placement share issue cost and are valued using the Black-Scholes option pricing model.

A summary of the changes in the Company's warrants outstanding and exercisable is as follows:

	Warrants outstanding and exercisable	Weight average exercise price
	#	$
As at December 31, 2021	8,458,719	1.80
Expired	(8,335,992)	1.80
As at December 31, 2022 and September 30, 2023	122,727	1.75

As at September 30, 2023, the Company had warrants outstanding and exercisable as follows:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price	Weighted average remaining life
	#	$	Years
October 18, 2023(1)	122,727	1.75	0.05
	122,727	1.75	0.05

(1) Subsequent to September 30, 2023, 122,727 warrants expired unexercised.

NOTE 15 - RELATED PARTY TRANSACTIONS

Key management personnel are those having the authority and responsibility for planning, directing, and controlling the Company. There were no loans to key management personnel or directors, or entities over which they have control or significant influence at September 30, 2023 and December 31, 2022.

During the nine months ended September 30, 2023, no options were granted to Officers and Directors (2022 - nil).

The following related parties transacted with the Company or Company-controlled entities during the nine months ended September 30, 2023 and the year ended December 31, 2022:

  George Routhier was a former Director. He is the owner of Pipedreemz Inc., which provided advisory services to the Company. He resigned on June 23, 2022.
  Michael Forbes is a Director and the Company's President and CEO. He was appointed on April 29, 2021 and is the owner of MDC Forbes, which provides CEO services to the Company.
  Donald Dinsmore is a former Director and former COO of the Company. He was appointed on April 29, 2021 and left the Company on March 24, 2022.
  Oliver Foeste was the Company's CFO until January 1, 2023. He is the Managing Partner of Invictus Accounting Group LLP which provided the Company with CFO, accounting, and tax services.
  Paul Morgan is a Director of the Company. He was appointed on July 14, 2021.
  Smoke Wallin is a Director of the Company. He was appointed on May 16, 2022.
  Lachlan McLeod was appointed CFO of the Company on January 1, 2023 and was an employee of Fehr & Associates CPA ("F&A"), which provided accounting services to the Company. On June 2, 2023, the Company hired Mr. McLeod as an employee and the F&A agreement was subsequently terminated.

ADASTRA HOLDINGS LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 15 - RELATED PARTY TRANSACTIONS (continued)

The aggregate value of transactions, excluding share-based payments, with key management personnel and directors and entities over which they have control or significant influence during the nine months ended September 30, 2023 and 2022 were as follows:

Nine months ended September 30	2023	2022
	$	$
Donald Dinsmore	-	104,863
Fehr & Associates	106,949	-
Invictus Accounting Group LLP	-	239,491
Lachlan McLeod	36,695	-
MDC Forbes Inc.	75,750	92,750
Pipedreemz Inc.	-	3,001
	219,394	440,105

As at September 30, 2023 and December 31, 2022, the Company had an outstanding accounts payable balance with related parties as follows:

	September 30, 2023	December 31, 2022
	$	$
Fehr & Associates	10,080	-
Invictus Accounting Group LLP	12,915	13,884
MDC Forbes Inc.	26,088	62,427
Michael Forbes	-	20,000
Pipedreemz Inc.	-	3,350
	49,083	99,661

All related party balances are unsecured and are due on demand without interest and incurred in the normal course of business.

The transactions with the key management personnel and directors are included in operating expenses as follows:

(a) Consulting fees and professional fees

Included CEO services by Michael Forbes, charged to the Company via MDC Forbes Inc., accounting services of the Company's former CFO, Oliver Foeste, charged to the Company via Invictus Accounting Group LLP, and accounting services of the Company's CFO, Lachlan McLeod, charged to the Company via F&A. During the nine months ended September 30, 2023, the Company incurred a placement fee of $52,500 to employ Lachlan McLeod directly and terminate the F&A agreement.

(b) Wages and salaries

Included services provided by Lachlan McLeod as CFO and Donald Dinsmore as former COO.

(c) Share-based payments

During the nine months ended September 30, 2023, stock options with a fair value of $138,713 were granted to Smoke Wallin.

ADASTRA HOLDINGS LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 16 - SUPPLEMENTAL CASH FLOW INFORMATION

Nine months ended September 30	2023	2022
	$	$
Non-cash financing activities
Shares returned to treasury	-	12,000,000

Non-cash investing activities
Equipment additions included in accounts payable and accrued liabilities	-	(387,000)
Equipment acquired through a lease agreement	(82,333)	(49,968)
Equipment disposed through lease cancellation	25,516	-

Total income tax paid in the nine months ended September 30, 2023 was $3,240 (2022 - $12,000).

NOTE 17 - FINANCIAL RISK MANAGEMENT

(a) Capital management

The Company's capital structure consists of all components of shareholders' equity. The Company's objective when managing capital is to maintain adequate levels of funding to support the current operations including corporate and administrative functions and to support operations. The Company obtains funding primarily through issuing common stock and through its mortgage payable. Future financing is dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.

There were no changes in the Company's approach to capital management during the nine months ended September 30, 2023. The Company is not subject to externally imposed capital requirements.

(b) Financial instruments - fair value

The Company's financial instruments consist of cash, trade receivables, deposits, accounts payable, mortgage payable, loan payable and government loan, all of which are classified as and measured at amortized cost.

As at September 30, 2023, the carrying values of cash, trade receivables, deposits, loans payable and accounts payable approximate their fair value because of the short-term nature of these instruments.

(c) Financial instruments - risk

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to fulfill its contractual obligations.

The Company is exposed to credit risk through its cash balances held in financial institutions and trade receivables. The maximum exposure to credit risk is equal to the carrying value of such financial assets.

The objective of managing credit risk is to minimize potential losses on financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. The Company has recognized a provision for expected credit losses on its trade receivables.

Cash is only deposited with or held by institutions of high credit worthiness.

ADASTRA HOLDINGS LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian dollars, except number of shares)

NOTE 17 - FINANCIAL RISK MANAGEMENT (continued)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages its liquidity risk by reviewing on an ongoing basis its cash position and if required raises funding through additional share capital issuances or debt financing.

As at September 30, 2023, the Company had a cash balance of $1,780,686 and current liabilities of $11,914,166 (December 31, 2022 - $1,013,867 and $12,660,207 respectively).

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company's mortgage payable and lease liabilities carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

(d) Economic dependence

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. During the nine months ended September 30, 2023, three customers represented approximately 82% of the Company's revenue (2022 - 83%). These significant customers represent certain provincial distributors.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments as at September 30, 2023, are as follows:

	Total	Within 1 year	2 - 5 years
Maturity analysis of financial liabilities	$	$	$
Accounts payable and accrued liabilities	11,898,011	11,898,011	-
Lease liability	147,641	30,197	117,444
Mortgage payable	3,975,038	428,400	3,546,638
Government loan	60,000	-	60,000
	16,080,690	12,356,608	3,724,082

Contingencies

On March 15, 2023, the Company was served with a civil claim filed in the Supreme Court of British Columbia pursuant to the Class Proceedings Act, R.S.B.C. 1996, c. 50 alleging that the Company's press release of February 22, 2023 misstated certain material facts which mislead the plaintiff in the claim. The suit also names the Company's subsidiary ALI. and the Company's Chief Executive Officer. The Company denies the allegations in the claim and specifically that the press release was misleading. No specific amount of damages is claimed.

NOTE 19 - SEGMENTED INFORMATION

Reportable segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources, and in assessing performance.

The Company's chief operating decision makers are the Chief Executive Officer and the Chief Financial Officer. They review the operating performance of the Company by two segments comprised of manufacturing and non-manufacuring operations. The manufacturing operations includes the manufacturing, sale and distribution of cannabis related products. The non-manufacturing operations include PerceiveMD. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The chief operating decision makers utilize gross profit as a key measure in making operating decisions and assessing performance. The non-manufacturing segment is immaterial and, accordingly, segmented figures are not presented.